LOGO
FORETHOUGH LIFE INSURANCE COMPANY

Mary L. Cavanaugh
General Counsel
Law Department
Direct Dial: (713) 212-4625
Fax: (713) 212-4656

October 9, 2012

Ms. Deborah D. Skeens

Senior Counsel

United States Securities and Exchange Commission

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C.  20549-8629

Re:	Forethought Life Insurance Company Separate Account A
Initial Registration Statement on Form N-4
File Nos. 333-182946 & 811-22726

Dear Ms. Skeens:

Presented below please find specific responses to each of your comments and questions from October 5, 2012.  Page numbers reference the courtesy copy e-mailed to you concurrently with the filing of this correspondence.

1.              Fee Table/Owner Periodic Expenses (p. 4)

COMMENT:  Please revise the added footnote to clearly reflect that the charges reflected are annual charges that are assessed on a daily basis. Consider moving the new footnote to not only apply to the Fund Facilitation Fee.

RESPONSE: Registrant has moved the footnote to the heading ‘Separate Account Annual Expenses’ for clarity.

2.              Premium Based Charge (p. 18)

COMMENT:  Please update the cross-reference to the Premium Base charge example to reflect the appropriate Appendix.

RESPONSE:  Registrant has updated the cross-reference to reflect Appendix A.

3.              Legacy Lock  (p. 29)

COMMENT:  Objective (p. 29): According to the objective for the Return of Premium Death Benefit in section 5.b., it appears that Return of Premium Death Benefit will always be equal to or greater than Contract Value. In the Legacy Lock Death Benefit objective, it notes that Legacy Lock will be the greatest of Enhanced Return of Premium, Return of Premium Death benefit or Contract Value.  Therefore, please explain supplementally the circumstances under which Contract Value might be greater than Return of Premium Death Benefit. Please consider updating the Legacy Lock disclosure and examples for clarity.

RESPONSE:  Registrant has revised the Legacy Lock Death Benefit Objective to indicate that the component used to determine the benefit is a Base Return of Premium, rather than the Return of Premium Death Benefit.  A definition of Base Return of Premium has been added to the glossary.  Legacy Lock disclosures and example have been revised accordingly.

4.              Daily Lock Income Benefit (p. 43)

COMMENT:  Please revise the formula to reflect the same change made in the proceeding paragraph to reflect that Contract Value referred to in line “B” is minus any applicable Premium Based Charges.

RESPONSE:  Agreed. The same parenthetical statement was added in the formula “B = Contract Value (prior to the deduction of the rider charge, but after the deduction of any other charge)”.

Thank you for your review. Please let us know if you have any questions.

Sincerely,

/s/ Mary L. Cavanaugh

Mary L. Cavanaugh
General Counsel